UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2014

ALCOBRA LTD.

(Translation of registrant's name into English)

Amot Investment Building

2 Weizman St. 9th Floor

Tel Aviv 6423902 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

Attached hereto and incorporated by reference herein is the registrant's press release issued on February 7, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd. (Registrant) By /s/ Dr. Yaron Daniely
Name: Dr. Yaron Daniely
Chief Executive Officer and President

Date: February 7, 2014

U.S. Investor Contacts:	Israel Investor Contact:
LifeSci Advisors, LLC	Alcobra Investor Relations
Michael Rice	Debbie Kaye
646-597-6979	+972-72 2204661
mrice@lifesciadvisors.com	debbie@alcobra-pharma.com

Alcobra Announces IND Submission for Extended Release Metadoxine to Treat Adults With ADHD

Tel Aviv, Israel – February 7, 2014 – Alcobra Ltd. (NASDAQCM: ADHD), an emerging biopharmaceutical company primarily focused on the development and commercialization of its proprietary drug candidate, MG01CI (Metadoxine extended-release), to treat cognitive dysfunctions, such as ADHD and Fragile X Syndrome, today announced the submission of an Investigational New Drug Application (IND) with the U.S. Food and Drug Administration (FDA) to initiate a Phase III clinical trial with MG01CI. The study is entitled "A 6-week Randomized, Multicenter, Double-blind, Parallel, Fixed-dose Study of MG01CI (Metadoxine Immediate-release/Slow-release, Bilayer Caplet) 1400 mg Compared with Placebo in Adults with Attention Deficit/Hyperactivity Disorder (ADHD)."

The principal investigator of the study will be Dr. Richard Weisler, an adjunct professor of psychiatry at the University of North Carolina (UNC) Chapel Hill School of Medicine, and adjunct associate professor of psychiatry and behavioral sciences at Duke University Medical Center in Durham, North Carolina. Up to 20 additional clinical sites in the USA and Israel will participate in the study.

"With the submission of this IND, the company has achieved an additional major milestone in its development program of MG01CI for ADHD and other cognitive disorders. Given the positive results in our two previous Phase II studies in adults with ADHD we look forward to working closely with the FDA to meet the remaining requirements necessary to bring this therapy to the market," stated Dr. Yaron Daniely, President & Chief Executive Officer of Alcobra.

About Alcobra Ltd.

Alcobra Ltd. is an emerging biopharmaceutical company primarily focused on the development and commercialization of a proprietary drug candidate, MG01CI, to treat cognitive dysfunctions including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome. MG01CI has completed Phase II studies to treat Attention Deficit Hyperactivity Disorder. The company was founded in 2008 and is headquartered in Tel Aviv, Israel. For more information please visit the company’s website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Alcobra’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements that Alcobra will initiate Phase III clinical trials with MG01CI as provided for above, that such clinical trials will be conducted in a certain number of centers and the identity of the principal investigator and whether the company will be successful in bringing MG01CI as therapy to the market. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results referred to in this press release would be interpreted differently in light of additional research and clinical and preclinical trials results. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alcobra Ltd.’s registration statement on Form F-1/A filed with the Securities and Exchange Commission (“SEC”) on October 22, 2013, and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

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